Total Voting Rights | 2 April 2024 15:30 MorphoSys AG / Total Voting Rights Announcement MorphoSys AG: Release according to Article 41 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 02.04.2024 / 15:30 CET/CEST Total Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Publication of new total number of voting rights according to Sec. 41 WpHG 1. Details of issuer 2. Type of capital measure or other measure 3. New total number of voting rights: MorphoSys AG MorphoSys AG: Release according to Article 41 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany   Type of capital measure or other measure Date of status / date of effect X Conditional capital increase (Sec. 41 para. 2 WpHG) 31.3.2024   Other (capital) measure (Sec. 41 para. 1 WpHG)   37716423 number of multiple voting rights thereof: 0

02.04.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service